Exhibit 99.1

XPENG Announces Vehicle Delivery Results for August 2024

•	14,036 vehicles delivered in August 2024, a 3% increase year-over-year and up 26% over the prior month

GUANGZHOU, China, Sept. 01, 2024 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for August 2024.

XPENG delivered 14,036 Smart EVs in August, representing increases of 3% year-over-year and 26% over the prior month. In the first eight months of 2024, XPENG delivered 77,209 Smart EVs, a 17% increase from the same period last year.

On August 27, 2024, XPENG held its 10th Anniversary Gala Night along with the official market launch of MONA M03, an intelligent all-electric hatchback coupe with three versions at prices ranging between RMB119,800 and RMB155,800, in China. With its Max version featuring the XNGP ADAS, MONA M03 is the world’s first mass-produced vehicle to offer high-level ADAS functionality for under RMB200,000.

On August 30, 2024, the first batch of MONA M03s was delivered to customers at the Chengdu Auto Show. As the first model to usher in XPENG’s second decade, MONA M03 boasts attractive styling, advanced intelligence and superior drivability surpassing those commonly found in the above RMB200,000 market segment, affordably bringing a new flagship for the AI-defined smart mobility era to younger audiences.

During the event, XPENG also announced its new goal for the next ten years: to become a global AI-defined automotive company. Accordingly, the Company unveiled its AI architecture as well as the XPENG Turing chip that is applicable to robots, AI-defined cars and eVOTLs. The Company also introduced XPENG’s next-generation AI Hawkeye Visual Solution—China’s first mass-produced visual-based solution for high-level ADAS that’s not reliant on LIDAR.

In August, XPENG rolled out its over-the-air (OTA) AI Tianji XOS 5.2 upgrade to all eligible overseas owners, bringing them a seamless OTA experience at an unprecedented speed. In August, XNGP’s monthly active user penetration rate in urban driving reached 85%.

(XPENG MONA M03s lined up for nationwide delivery)

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.